Filed pursuant to Rule 433

Registration No. 333-264984

August 7, 2024

Final Term Sheet

5.20% First Mortgage Bonds due 2034 (the “Notes”)

Secured Medium-Term Notes, Series M

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: August 7, 2024

Original Issue Date/Settlement Date: August 12, 2024, which is the third business day following the Trade Date, or “T+3.” Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement

Principal Amount: $300,000,000

Original Interest Accrual Date: August 12, 2024

Price to Public: 99.938% of Principal Amount, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount: 0.650%

Proceeds to the Company: 99.288%

Interest Rate: 5.20% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A2”

Anticipated Use of Proceeds: To repay in full $49.8 million in aggregate principal amount of 1.45% pollution control revenue refunding bonds due December 1, 2024, fund a portion of Idaho Power Company’s capital expenditures and for other general corporate purposes.

Interest Payment Dates: February 15 and August 15, commencing February 15, 2025

Redemption: As specified in Pricing Supplement No. 3 dated August 7, 2024

Make-whole Call: Prior to May 15, 2034, the greater of

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call: On or after May 15, 2034, 100% of the principal amount to be redeemed

Maturity Date: August 15, 2034

CUSIP: 45138L BK8

Purchasers:

J.P. Morgan Securities LLC ($75,000,000)

BofA Securities, Inc. ($60,000,000)

U.S. Bancorp Investments, Inc. ($60,000,000)

Wells Fargo Securities, LLC ($60,000,000)

Mizuho Securities USA LLC ($15,000,000)

Morgan Stanley & Co. LLC ($15,000,000)

MUFG Securities Americas Inc. ($15,000,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the accompanying prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, BofA Securities, Inc., toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.